UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 6, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐

Capitalization of UBS
(in millions)

For the period ended			30 September 2009		31 December 2009
			CHF	USD	CHF	USD
Debt
Short term debts issued		1)	105,127	101,535	86,843	83,875
Long term debt issued		1)	140,503	135,702	143,683	138,773
Total Debt issued	1)		245,630	237,237	230,526	222,648
Minority Interest	2)		7,720	7,456	7,620	7,360
Shareholders’ equity			39,536	38,185	41,013	39,612

Total capitalization			292,886	282,878	279,159	269,620

CHF amounts have been translated into USD at the rate of CHF 1 = $			0.96583		0.96583
1. Includes Money market Paper and Medium Term Notes as per balance sheet position.
2. Includes Trust preferred securities.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber

Name: Louis Eber
Title Managing Director

By:	/s/ Sarah M. Starkweather

Name: Sarah M. Starkweather
Title Director
Date: April 6, 2010